     On November 14, 2001, an alleged class action lawsuit
was filed on behalf of certain investors in Morgan Stanley
Prime Income Trust alleging that, during the period from
November 1, 1998 through April 26, 2001, the Trust, its
investment adviser and a related entity, its administrator,
certain of its officers, and certain of its Trustees
violated certain provisions of the Securities Act of 1933
and common law by allegedly misstating the Trust's net asset value in the prospectus, registration statement and
financial reports.  On November 8, 2002, the Court denied
defendants' motion to dismiss the complaint.  On October 15,
2004, the parties entered into a Stipulation of Settlement
to resolve the matter.  Pursuant to the Stipulation of
Settlement, on November 15, 2004, lead plaintiff filed a
notice (i) seeking preliminary approval of the Settlement,
(ii) directing dissemination of a notice to the Class and
(iii) requesting a Fairness Hearing.  On December 9, 2004,
following a Court conference, the Court issued an Order
preliminary approving the proposed settlement, directing the issuance of notice to the Class, and setting a Fairness
Hearing for May 26, 2005.   No objections to the settlement
were raised at the Fairness Hearing.  The Court thereafter
granted final approval of the Settlement.  Litigation
costs/fees in connection with the Settlement were reimbursed by insurers to defendants on November 23, 2005.  This matter is now concluded.

     The Investment Adviser, certain affiliates of the
Investment Adviser, certain officers of such affiliates and
certain investment companies advised by the Investment
Adviser or its affiliates, including the Funds, were named
as defendants in a consolidated class action.  This
consolidated action also named as defendants certain
individual Trustees and Directors of the Morgan Stanley
funds. The consolidated amended complaint, filed in the
United States District Court for the Southern District of
New York on April 16, 2004, generally alleged that
defendants, including the Funds, violated their statutory
disclosure obligations and fiduciary duties by failing
properly to disclose (i) that the Investment Adviser and
certain affiliates of the Investment Adviser allegedly
offered economic incentives to brokers and others to
recommend the funds advised by the Investment Adviser or its affiliates to investors rather than funds managed by other
companies, and (ii) that the funds advised by the Investment
Adviser or its affiliates, including the Funds, allegedly
paid excessive commissions to brokers in return for their
alleged efforts to recommend these funds to investors. The
complaint sought, among other things, unspecified
compensatory damages, rescissionary damages, fees and costs.
On July 2, 2004, defendants moved to dismiss the action.  On
March 9, 2005, plaintiffs filed a Motion for Leave to File a
Supplemental Pleading that would, among other things, expand the allegations and alleged class.  On April 14, 2006, the
Court granted defendants' motion to dismiss in its entirety, with prejudice.  Additionally, plaintiffs' Motion for Leave
to file a Supplemental Pleading was denied.